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                                                                    Exhibit 23.1



The Board of Directors
Archstone Communities Trust:

We consent to the incorporation by reference in the registration statement on Form S-3 (No. 333-77387) of Archstone Communities Trust, of our report dated January 22, 1999, except as to note 15 which is as of March 5, 1999, relating to the balance sheets of Archstone Communities Trust as of December 31, 1998 and 1997, and the related statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998 and our report dated January 22, 1999 relating to the Schedule of Real Estate and Accumulated Depreciation as of December 31, 1998 which reports appear in the December 31, 1998 annual report on Form 10-K of Archstone Communities Trust, and to the reference to our firm under the heading "Experts" in the registration statement.



                              KPMG LLP



Chicago, Illinois
June 4, 1999